UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, Twenty-Third Floor, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated November 26, 2009

FOR IMMEDIATE RELEASE
For more information contact:
Rosita Covarrubias / Germán del Río
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com; www.ccu.cl
(56-2) 427-3581 or 427-3349

CCU S.A. REPORTS CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2009 (1)

THIRD QUARTER
Net sales up 7.8%, Operating result increases 20.3%, EBITDA(2) up 17.8%, Net profit(3) grows 35.6% to US$0.51 per ADR

YEAR TO DATE

Net sales up 14.3%, Operating result increases 15.5%, EBITDA(2) up 13.7%,
Net profit(3) grows 51.6% to US$2.72 per ADR

(Santiago, Chile, November 26, 2009) -- CCU announced today its consolidated financial results, stated for the first time under IFRS, for the third quarter ended September 30, 2009. (4)

COMMENTS FROM THE CEO

For the first time CCU’s consolidated financial statements are presented in accordance with IFRS. The main differences with respect to Chilean GAAP are explained in ANNEX 1. We will view and analyze the Company from the perspective of IFRS figures from now on. All these figures are presented in nominal million Chilean pesos, without adjusting prior year’s numbers by the CPI variation, as was the case under Chilean GAAP. We are presenting the restated year 2008 for the quarter and year-to-date.

We are pleased with CCU’s third quarter results which are better than last year, despite the relentless consumption slow down coupled with an average weaker Chilean peso as compared to 2008, both being significant variables for our business.

______________________________
(1) Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission.
(2) EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before Exhibits. Please see reconciliation of EBITDA to Operating result in exhibits 1 to 4.
(3) Net profit attributable to parent company shareholders as per IFRS.
(4) All US$ figures are based on the exchange rate effective September 30, 2009 (US$1.00 = Ch$550.36) .

When comparing the figures with those of the same period in 2008, it is important to consider that:

(a) The daily average exchange rate for the quarter was Ch$546 per US$ as compared to Ch$516 per US$ in the third quarter of 2008, decreasing the gap we saw in the first semester, but still showing an average depreciation of the Chilean peso of 5.8% vs Q3 2008.

(b) The GDP had a Y/Y negative variation of 1.6% in the third quarter, of minus 4.7% during the second quarter and a drop of 2.4% in the first quarter of 2009.

(c) The unemployment rate for the quarter ending in September 2009 is 10.2%, 2.4 basis points higher than in the same period of 2008 and 0.6 basis points higher than the previous quarter.

(d) The accumulated CPI variation is negative 0.6% year to date and negative 1.9% over the last 12 months.

In such scenario, with improving economic indicators but still adverse, we were able to increase sales by volume in almost all segments in which we participate, except for spirits and beer in Chile. The total volume sold increased 3.3% out of which 1.8 points correspond to organic growth. All captions in the Q3 P&L reveal improvement with respect to the same period in 2008: Net sales grew 7.8%, Operating result increased 20.3%, Net profit attributable to parent company shareholders is 35.6% higher and EBITDA improved 17.8% .

All segments, with the exception of Spirits, showed a better Operating result as compared with the third quarter 2008. Beer Chile’s Operating result and EBITDA increased 24.2% and 19.3% respectively, notwithstanding a drop of 4.7% in volume. Wine, Non-alcoholic beverages and Beer Argentina’s Operating result grew 41.6%, 19.7% and 10% respectively. EBITDA was up 39.3% in the Wine segment, 13.6% in Non-alcoholic beverages and 5.4% in Beer Argentina.

In September 2009 a new, contemporary brand image of our flagship brand Cristal was introduced. This initiative is intended to promote the brand as well as the beer per capita consumption.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q3'09

Total Net sales increased 7.8%, to Ch$173,560 million, as a result of 3.3% higher consolidated volumes (of which 1.8 percentage points are due to organic growth) and 7.5% higher average prices in nominal Chilean pesos. The increase in consolidated volumes is explained by the growth in Wine (28.1%), in the Non-alcoholic beverages segment (7.7%) and in Beer Argentina (0.1%), partially offset by lower volumes in Beer Chile (-4.7%) and Spirits (-7.8%) . The higher average price in all segments is explained by the price actions taken since August 2008 but also by a more premium sales mix.

YTD

Accumulated Net sales increased 14.3% amounting to Ch$544,982 million.

Net sales by segment

	Q3 (million Ch$)

	2008		2009		% Chg.

Beer Chile	56,049	34.8%	56,428	32.5%	0.7%
Beer Argentina	26,002	16.2%	26,155	15.1%	0.6%
Non-alcoholic beverages	40,322	25.1%	44,337	25.5%	10.0%
Wine	25,237	15.7%	36,874	21.2%	46.1%
Spirits	11,611	7.2%	11,088	6.4%	-4.5%
Other/Eliminations	1,708	1.1%	-1,322	-0.8%	-177.4%

TOTAL	160,930	100.0%	173,560	100.0%	7.8%

	Year to Date (million Ch$)

	2008		2009		% Chg.

Beer Chile	182,419	38.2%	191,393	35.1%	4.9%
Beer Argentina	69,144	14.5%	93,968	17.2%	35.9%
Non-alcoholic beverages	130,791	27.4%	142,204	26.1%	8.7%
Wine	61,477	12.9%	92,327	16.9%	50.2%
Spirits	28,337	5.9%	28,136	5.2%	-0.7%
Other/Eliminations	4,832	1.0%	-3,046	-0.6%	-163.0%

TOTAL	477,001	100.0%	544,982	100.0%	14.3%

GROSS PROFIT

Q3'09

Increased 11.6% to Ch$89,767 million, as a result of 7.8% higher Net sales, partially offset by 4.1% higher Cost of goods sold (COGS) which amounted to Ch$83,793 million. As a percentage of Net sales, the COGS decreased from 50.0% in Q3’08 to 48.3% in Q3’09. Accordingly, the Gross profit, as a percentage of Net sales, increased from 50.0% in Q3'08 to 51.7% this quarter.

YTD

Increased 13.6%, to Ch$282,953 million and, as a percentage of Net sales, the consolidated Gross profit decreased from 52.2% to 51.9%, when compared to the same period in 2008.

OPERATING RESULT

Q3'09

Increased 20.3% to Ch$26,751 million, due to the higher Gross profit, partially offset by higher Marketing/Selling, Distribution and Administrative expenses (MSD&A). MSD&A expenses increased in Q3'09 by 6.6%, to Ch$62,916 million. MSD&A expenses as a percentage of Net sales decreased from 36.7% in Q3'08 to 36.3% in Q3'09. The consolidated operating margin increased from 13.8% in Q3'08 to 15.4% in Q3'09.

YTD

Increased 15.5% amounting Ch$93,178 million and the operating margin was 17.1%, increasing 0.2 percentage points when compared to the same period in 2008.

Operating result and Operating margin by segment

	Q3

	Operating Result (million Ch$)			Operating Margin
	2008	2009	% Chg	2008	2009

Beer Chile	11,479	14,253	24.2%	20.5%	25.3%
Beer Argentina	1,451	1,597	10.0%	5.6%	6.1%
Non-alcoholic beverages	3,227	3,863	19.7%	8.0%	8.7%
Wine	3,808	5,392	41.6%	15.1%	14.6%
Spirits	2,083	1,807	-13.3%	17.9%	16.3%
Other/Eliminations	188	-160	NM	-	-

TOTAL	22,237	26,751	20.3%	13.8%	15.4%

	Year to Date

	Operating Result (million Ch$)			Operating Margin
	2008	2009	%Chg	2008	2009

Beer Chile	49,753	50,265	1.0%	27.3%	26.3%
Beer Argentina	5,244	11,612	121.4%	7.6%	12.4%
Non-alcoholic beverages	14,470	14,987	3.6%	11.1%	10.5%
Wine	6,888	9,591	39.2%	11.2%	10.4%
Spirits	4,311	4,947	14.8%	15.2%	17.6%
Other/Eliminations	42	1,776	4167.8%	-	-

TOTAL	80,708	93,178	15.5%	16.9%	17.1%

EBITDA5

Q3'09

Increased 17.8%, to Ch$37,524 million, and the consolidated EBITDA margin improved 1.8 percentage points, reaching 21.6% .

______________________________
5 Please see the note before the exhibits.

YTD

Increased 13.7% to Ch$125,573 million and the EBITDA margin reached 23.0%, decreasing 0.2 percentage points when compared to last year.

EBITDA by segment

	Q3

	EBITDA (million Ch$)			EBITDA margin
	2008	2009	% Chg	2008	2009

Beer Chile	15,211	18,151	19.3%	27.1%	32.2%
Beer Argentina	2,529	2,665	5.4%	9.7%	10.2%
Non-alcoholic beverages	5,550	6,306	13.6%	13.8%	14.2%
Wine	4,935	6,876	39.3%	19.6%	18.6%
Spirits	2,480	2,247	-9.4%	21.4%	20.3%
Other/Eliminations	1,162	1,279	10.1%	-	-

TOTAL	31,867	37,524	17.8%	19.8%	21.6%

	Year to Date

	EBITDA (million Ch$)			EBITDA margin
	2008	2009	% Chg	2008	2009

Beer Chile	60,981	61,229	0.4%	33.4%	32.0%
Beer Argentina	8,015	15,085	88.2%	11.6%	16.1%
Non-alcoholic beverages	22,221	22,123	-0.4%	17.0%	15.6%
Wine	10,363	14,900	43.8%	16.9%	16.1%
Spirits	5,493	6,243	13.7%	19.4%	22.2%
Other/Eliminations	3,396	5,992	76.5%	-	-

TOTAL	110,469	125,573	13.7%	23.2%	23.0%

ALL OTHER

Q3'09

In All other we include the following: Net financing expenses, Share of profits of associates and joint ventures, Exchange rate differences, Result of indexed units and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a higher profit of Ch$6,277 million mainly explained by:

  Results of indexed units, which improved Ch$7,214 million mainly due to a 0.5% negative UF variation in the third quarter affecting CCU’s UF debt. (The UF is a unit indexed to the CPI variation).

  Share of profits of associates and joint ventures, which increased Ch$195 million, mainly explained by a better Net profit generated by Foods Compañía de Alimentos CCU S.A.

  Net financing expenses, which increased Ch$1,425 million, from a loss of Ch$1,277 million to a loss of Ch$2,702 million due to a higher net debt related mostly to the merger of VSP with Viña Tarapacá in the last quarter 2008 and to the timely procurement of the refinancing of a US$100 million loan due November 2009.

YTD

These captions improved from a loss of Ch$11,954 million to a profit of Ch$20,738 million due mostly to the one time profit of Ch$24,448 on the sale of 29.9% equity of Aguas CCU Nestlé S.A., and to the Ch$17,412 million higher Result of indexed units, partially compensated by higher Net financing expenses.

INCOME TAX

Q3'09

Income tax increased Ch$459 million to Ch$1,159 due to Company’s better Income before taxes

YTD

Increased Ch$6,343 million due to current years higher Income before taxes.

MINORITY INTEREST

Q3'09

Grew Ch$5,619 to Ch$6,449 mostly due to the ownership participation increase of Nestlé Waters Chile S.A. in Aguas CCU Nestle S.A., from 20% to 49.9% as explained in our Q2´09 Press Release. In addition, pursuant the merger VSP-VT our percentage in the wine business equity decreased.

YTD

Increased Ch$6,348 to Ch$10,407 mostly due to the reasons mentioned above.

NET PROFIT FOR THE PERIOD attributable to PARENT COMPANY SHAREHOLDERS

Q3'09

Improved 35.6% from Ch$13,249 million to Ch$17,962 million, mainly as a consequence of an overall better operating performance as well as a negative CPI variation applied to our UF liabilities.

YTD

Increased 51.6% from Ch$62,861 million to Ch$95,294 million.

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 and 4)

Business segments are currently reflected in the same way that each Strategic Business Unit (SBU) is managed. Net sales for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary (which until last year were distributed in each business segment), have been included now in “Other/Eliminations”. For comparison purposes, last year figures were reclassified according to this criterion. As of 2009, confectionery sales are directly performed by Foods Compañía de Alimentos CCU S.A., which are not consolidated in CCU. Until December 2008, confectionery sales were done by the Non-alcoholic beverages subsidiary, therefore, are consolidated and included in last year’s “Other/Eliminations”.

(Note: the comments below regarding volumes and prices refer to Q3'09.)

BEER CHILE

Net sales increased 0.7% to Ch$56,428 million, as a result of 6.1% higher average prices, partially compensated by 4.7% lower sales volumes.

Operating Result increased 24.2% to Ch$14,253 million, mainly as a result of a slight Net sales increase and lower COGS, partially compensated by higher MSD&A expenses. COGS decreased 9.1%, to Ch$23,084 million, mainly due to energy costs savings, a positive adjustment to the returnable bottle collateral provision, idle severance provision IFRS adjustment, and savings in transportation, technical assistance and materials. As a percentage of Net sales, COGS decreased from 45.3% in Q3'08 to 40.9% in Q3'09. The MSD&A expenses increased 0.6%, to Ch$19,068 million mainly due to higher distribution expenses. As a percentage of Net sales, MSD&A expenses remain flat. As a consequence, the operating margin increased from 20.5% in Q3'08 to 25.3% en Q3'09.

EBITDA increased 19.3% to Ch$18,151 million, while the EBITDA margin was 32.2% or 5.1 percentage points higher than in Q3'08.

Comments The higher nominal average price when compared to Q3´08 is a consequence of price increases done in August/October 2008 and of a higher participation of premium products in the sales mix, partially offset by higher discounts. The COGS per hectoliter is 4.6% lower in Q3´09 than in Q3´08.

The 4.7% volume drop is coherent with the overall economic situation, moreover with the unemployment statistics which show their worst performance in the construction sector with the higher number of lost jobs in the bimester August-September 2009.

Over the last few years the beer market in Chile has grown in size and complexity, with proliferating consumer segmentation, resulting in a strong increase in availability of brands from multiple sources. These dynamics in the Chilean beer market encouraged us to undertake a significant rejuvenation of the brand presence of our flagship brand Cristal. In September 2009 the new contemporary brand image was introduced, to be supported by innovative marketing and distribution assets.

BEER ARGENTINA

Net sales increased 0.6%, due to a higher average price of 6.3%, volumes 0.1% higher but 50% lower income from related exports.

Operating Result measured in Chilean pesos increased Ch$146 million to Ch$1,597 million in Q3'09, as a consequence of slightly higher Net sales, lower COGS partially compensated by higher MSD&A expenses. COGS decreased 7.1%, to Ch$12,548 million this quarter mainly due to lower related export volume. As a percentage of Net sales, COGS decreased from 51.9% in Q3’08 to 48.0% in Q3’09. MSD&A expenses increased 4.8% from Ch$11,412 million to Ch$11,960 million this quarter, mainly due to higher marketing and distribution expenses partially compensated by administrative expenses savings. As a percentage of sales, MSD&A expenses increased from 43.9% in Q3’08 to 45.7% this quarter. The operating margin improved from a 5.6% in Q3'08 to 6.1% in Q3'09.

EBITDA increased 5.4% or Ch$136 million to Ch$2,665 million this quarter, while the EBITDA margin increased from 9.7% in Q3'08 to 10.2% en Q3'09. EBITDA in Arg pesos increased 29.0% and EBITDA margin decreased from 10.9% to 10.6% in Q3’09.

Comments After 18 months of the ICSA deal, we are pleased to conclude that this acquisition is making a good contribution to the overall performance of Beer Argentina.

NON-ALCOHOLIC BEVERAGES

Net sales increased 10.0% to Ch$44,337 million, due to higher volumes of 7.7% and to an increase of 2.7% in the average price.

Operating Result increased 19.7% to Ch$3,863 million as a consequence of higher Net sales, partially compensated by higher COGS and higher MSD&A. COGS increased 7.3% to Ch$22,525 million due mostly to larger volumes and to a higher cost in US$ of sugar as well as to the average depreciation of the Chilean peso against the US dollar. COGS, as a percentage of Net sales, decreased from 52.1% in Q3’08 to 50.8% in Q3’09. As a consequence, gross margin increased from 47.9% to 49.2% . MSD&A increased 11.6% to Ch$17,808 million, mostly due to higher distribution cost, higher marketing cost and higher administrative expenses such as sales fees, technical assistance and depreciation. As a percentage of Net sales, MSD&A increased from 39.6% in Q3’08 to 40.2% en Q3'09. The operating margin increased from 8.0% in Q3'08 to 8.7% in Q3’09.

EBITDA increased 13.6% to Ch$6,306 million and the EBITDA margin was 14.2%, 0.4 points higher than in Q3'08.

Comment Volumes had a very positive performance in all categories during the quarter: soft drinks increased 6.3%, water 5.6%, and nectars 16.9% . Notwithstanding the higher sugar price, the COGS per hectoliter is down by 0.3% due to savings mostly in energy and depreciation.

WINE

Net sales increased 46.1% to Ch$36,874 million due to an increase in sales by volume of 28.1% and of 12.9% in the average price in Ch$, excluding bulk wine.

Operating Result increased 41.6% from Ch$3,808 million to Ch$5,392 million in Q3'09, due mostly to higher Net sales, partially compensated by higher COGS and MSD&A. COGS increased 55.6% from Ch$14,226 million in Q3'08 to Ch$22,129 million in Q3’09 due to a higher volume and to higher direct costs per unit because of vintage costs. As a percentage of Net sales, they increased from 56.4% in Q3'08 to 60.0% in Q3’09. As a consequence, the gross margin decreased from 43.6% to 40.0% . MSD&A increased 31.8% to Ch$9,529 million pursuant the merger of VSP with Viña Tarapacá in December 2008. As a percentage of Net sales, MSD&A decreased from 28.7% in Q3’08 to 25.8% in Q3´09, showing the synergies derived from the merger (VSP+VT) in the last quarter 2008. The operating margin decreased from 15.1% in Q3'08 to 14.6% in Q3'09.

EBITDA increased 39.3% to Ch$6,876 million in Q3’09 and the EBITDA margin decreased from 19.6% in Q3’08 to 18.6% in Q3’09.

Comments The organic volume growth was 9.1% and the contribution of the former VT brands led to a total increase in volumes of 28.1% . Volumes increased in all categories: domestic wine grew with 6.9%, bottled export wine by 49.8% and wine in Argentina increased volumes with 100.5% . The average price of exports in foreign currency fell 13.5% to US$21.7 per case, driven by a reduction in price at the industry level due to a downward price substitution tendency.

SPIRITS

Net sales decreased 4.5% to Ch$11,088 million due to 7.8% lower volume partially offset by 2.1% higher average prices.

Operating Result decreased 13.3% from Ch$2,083 million to Ch$1,807 million in Q3'09, mainly due to lower Net sales, partially compensated by lower COGS and lower MSD&A expenses. COGS decreased from Ch$6,150 million to Ch$5,916 million in Q3’09 due mostly to lower volumes. COGS as a percentage of Net sales increased from 53.0% in Q3’08 to 53.4% in Q3'09 due mostly to less diluted operating costs among less units since the direct cost per unit is 6% lower for the Q3’09. MSD&A decreased 1.3% to Ch$3,329 million due to administrative expense savings partially compensated by higher marketing costs. As a percentage of Net sales, MSD&A increased from 29.0% in Q3’08 to 30.0% in Q3’09. The operating margin decreased from 17.9% in Q3'08 to 16.3% in Q3'09.

EBITDA decreased 9.4% from Ch$2,480 million to Ch$2,247 million and the EBITDA margin decreased from 21.4% in Q3’08 to 20.3% in Q3’09.

Comments The pisco industry continues to be in a more competitive environment, especially with imported spirits. The introduction of Mistral Ice Premium Blend in August has partially compensated the decrease, mainly in the mainstream segment, in pisco sales volume. Innovation in high margin products and search for new product/market combinations continues to be the focus of CPCh.

(Five exhibits to follow and one Annex)

______________________________
Note: EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 and 2.

Exhibit 1: Income Statement (Third Quarter 2009)

3Q PROFIT & LOSS STATEMENT	2009 (Ch$ MM)	2008 (Ch$ MM)	2009 (US$ MM)	2008 (US$ MM)	VARIANCE %
Net sales	173,560	160,930	315.4	292.4	7.8
Cost of goods sold	(83,793)	(80,477)	(152.3)	(146.2)	4.1
% of net sales	48.3	50.0	48.3	50.0
Gross profit	89,767	80,452	163.1	146.2	11.6
Marketing and selling, distribution, and administrative costs	(62,916)	(59,006)	(114.3)	(107.2)	6.6
% of net sales	36.3	36.7	36.3	36.7
Other operating income/(expenses)	(101)	790	(0.2)	1.4	N/A
OPERATING RESULT	26,751	22,237	48.6	40.4	20.3
% of net sales	15.4	13.8	15.4	13.8
Net financing expenses	(2,702)	(1,277)	(4.9)	(2.3)
Share of profits of associates and joint ventures	386	191	0.7	0.3
Exchange rate differences	413	1,050	0.8	1.9
Results of indexed units	955	(6,259)	1.7	(11.4)
Other gains/(losses)	(232)	(1,162)	(0.4)	(2.1)
INCOME/(LOSS) BEFORE TAXES	25,571	14,780	46.5	26.9	73.0
Income tax	(1,159)	(700)	(2.1)	(1.3)
NET PROFIT FOR THE PERIOD	24,411	14,079	44.4	25.6	73.4

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	17,962	13,249	32.6	24.1	35.6
MINORITY INTEREST	6,449	830	11.7	1.5	676.9

Net profit attributable to Parent Company Shareholders as % of net sales	10.3	8.2	10.3	8.2

Earnings per share	56.4	41.6	0.10	0.08	35.6
Earnings per ADR	282.0	208.0	0.51	0.38	35.6

EBITDA	37,524	31,867	68.2	57.9	17.8
% of net sales	21.6	19.8	21.6	19.8

OTHER INFORMATION
	Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
	Shares per ADR	5	5	5	5
	FX RATE Ch/US$
	closing	550.4	551.3			(0.2)
	accumulated average	545.7	516.3			5.7
	DEPRECIATION	10,773	9,630	20	17	11.9
	CAPEX	24,892	20,349	45	37	22.3

that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 and 2.

Exhibit 2: Income Statement (Nine Months Ended September 30, 2009)

AS OF SEPTEMBER PROFIT & LOSS STATEMENT	2009 (Ch$ MM)	2008 (Ch$ MM)	2009 (US$ MM)	2008 (US$ MM)	VARIANCE %
Net sales	544,982	477,001	990.2	866.7	14.3
Cost of goods sold	(262,029)	(228,020)	(476.1)	(414.3)	14.9
% of net sales	48.1	47.8	48.1	47.8
Gross profit	282,953	248,980	514.1	452.4	13.6
Marketing and selling, distribution, and administrative costs	(188,803)	(169,087)	(343.1)	(307.2)	11.7
% of net sales	34.6	35.4	34.6	35.4
Other operating income/(expenses)	(972)	814	(1.8)	1.5	N/A
OPERATING RESULT	93,178	80,708	169.3	146.6	15.5
% of net sales	17.1	16.9	17.1	16.9
Net financing expenses	(7,851)	(2,549)	(14.3)	(4.6)
Share of profits of associates and joint ventures	840	632	1.5	1.1
Exchange rate differences	374	800	0.7	1.5
Results of indexed units	5,462	(11,950)	9.9	(21.7)
Other gains/(losses)	21,912	1,114	39.8	2.0
INCOME/(LOSS) BEFORE TAXES	113,916	68,754	207.0	124.9	65.7
Income tax	(8,214)	(1,871)	(14.9)	(3.4)
NET PROFIT FOR THE PERIOD	105,702	66,884	192.1	121.5	58.0

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	95,294	62,861	173.1	114.2	51.6
MINORITY INTEREST	10,407	4,023	18.9	7.3	158.7

Net profit attributable to Parent Company Shareholders as % of net sales	17.5	13.2	17.5	13.2

Earnings per share	299.2	197.4	0.54	0.36	51.6
Earnings per ADR	1,496.0	986.8	2.72	1.79	51.6

EBITDA	125,573	110,469	228.2	200.7	13.7
% of net sales	23.0	23.2	23.0	23.2

OTHER INFORMATION
	Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
	Shares per ADR	5	5	5	5
	FX RATE Ch/US$
	closing	550.4	551.3			(0.2)
	accumulated average	572.7	483.4			18.5
	DEPRECIATION	32,395	29,761	59	54	8.8
	CAPEX	50,838	57,969	92	105	(12.3)

Exhibit 3: Segment Information - Third Quarter 2009

3Q (Ch$MM)	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eluiminations		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sales revenue	55,898	55,588	26,138	25,979	43,524	39,528	36,870	25,239	10,808	11,460	321	3,135	173,560	160,930
Interco sales revenue	529	460	17	23	813	794	4	(1)	280	152	(1,643)	(1,427)	0	0
Net sales	56,428	56,049	26,155	26,002	44,337	40,322	36,874	25,237	11,088	11,611	(1,322)	1,708	173,560	160,930
variance %	0.7		0.6		10.0		46.1		(4.5)		(177.4)		7.8
Cost of goods sold	(23,084)	(25,393)	(12,548)	(13,503)	(22,525)	(20,990)	(22,129)	(14,226)	(5,916)	(6,150)	2,410	(215)	(83,793)	(80,477)
% of net sales	40.9	45.3	48.0	51.9	50.8	52.1	60.0	56.4	53.4	53.0			48.3	50.0
Gross profit	33,343	30,655	13,607	12,499	21,812	19,333	14,745	11,011	5,171	5,461	1,088	1,492	89,767	80,452
Marketing and selling, distribution, and administrative costs	(19,068)	(18,949)	(11,960)	(11,412)	(17,808)	(15,957)	(9,529)	(7,232)	(3,329)	(3,372)	(1,223)	(2,085)	(62,916)	(59,006)
% of net sales	33.8	33.8	45.7	43.9	40.2	39.6	25.8	28.7	30.0	29.0			36.3	36.7
Other operating income/(expenses)	(23)	(227)	(51)	364	(142)	(149)	176	28	(35)	(6)	(26)	780	(101)	790
OPERATING RESULT	14,253	11,479	1,597	1,451	3,863	3,227	5,392	3,808	1,807	2,083	(160)	188	26,751	22,237
variance %	24.2		10.0		19.7		41.6		(13.3)		(185.1)		20.3
% of net sales	25.3	20.5	6.1	5.6	8.7	8.0	14.6	15.1	16.3	17.9			15.4	13.8
EBITDA	18,151	15,211	2,665	2,529	6,306	5,550	6,876	4,935	2,247	2,480	1,279	1,162	37,524	31,867
variance %	19.3		5.4		13.6		39.3		(9.4)		10.1		17.8
% of net sales	32.2	27.1	10.2	9.7	14.2	13.8	18.6	19.6	20.3	21.4			21.6	19.8

3Q VOLUMES(HL)	Beer Chile		Beer Argentina*		Non- alcoholic**		Wine***		Spirits		Other/eliminations		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
SEGMENT VOLUME	1,021,977	1,072,911	783,909	783,340	1,319,893	1,225,935	341,696	266,647	56,513	61,281			3,523,988	3,410,114
variance %	(4.7)		0.1		7.7		28.1		(7.8)				3.3
					SOFT DRINKS		CHILE DOMESTIC
					890,274	837,771	162,411	151,891
variance %					6.3		6.9
					NECTAR		CHILE EXPORTS
					204,156	174,623	150,213	100,256
variance %					16.9		49.8
					WATER		ARGENTINA
					225,463	213,541	29,072	14,500
variance %					5.6		100.5
* Excludes exports to Chile of 3,049 Hl y 11,447 Hl in 2009 and 2008 respectively
** Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)

3T AVE PRECES(Ch$/Hl)	Beer Chile		Beer Argentina		Non- alcoholic		Wine		Spirits		Other/eliminations		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
PRECIOS SEGMENTO	53,830	50,718	31,768	29,885	33,028	32,153	102,299	90,649	188,678	184,796			48,422	45,052
variance %	6.1		6.3		2.7		12.9		2.1				7.5
					SOFT DRINKS
					31,926	32,037
variance %					(0.3)
					NECTAR
					43,644	43,188
variance %					1.1
					WATER
					27,768	27,131
variance %					2.3

Exhibit 4: Segment Information - Nine Months Ended September 30, 2009

AS OF SEPTEMBER (Ch$ MM)	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sales revenue	189,722	181,061	93,913	69,144	139,425	127,351	92,312	61,482	27,764	28,125	1,847	9,838	544,982	477,001
Interco sales revenue	1,671	1,358	56	(0)	2,779	3,441	15	(5)	372	212	(4,893)	(5,006)	0	0
Net sales	191,393	182,419	93,968	69,144	142,204	130,791	92,327	61,477	28,136	28,337	(3,046)	4,832	544,982	477,001
variance %	4.9		35.9		8.7		50.2		(0.7)		(163.0)		14.3
Cost of goods sold	(81,966)	(74,879)	(42,505)	(35,040)	(72,085)	(65,843)	(57,717)	(36,258)	(14,651)	(14,826)	6,896	(1,175)	(262,029)	(228,020)
% of net sales	42.8	41.0	45.2	50.7	50.7	50.3	62.5	59.0	52.1	52.3			48.1	47.8
Gross profit	109,427	107,540	51,463	34,104	70,118	64,949	34,610	25,220	13,485	13,511	3,850	3,657	282,953	248,980
Marketing and selling, distribution, and administrative costs	(58,779)	(57,803)	(39,821)	(29,514)	(54,743)	(50,455)	(25,226)	(18,547)	(8,478)	(8,968)	(1,756)	(3,799)	(188,803)	(169,087)
% of net sales	30.7	31.7	42.4	42.7	38.5	38.6	27.3	30.2	30.1	31.6			34.6	35.4
Other operating income/(expenses)	(382)	16	(30)	654	(388)	(23)	206	215	(59)	(232)	(318)	184	(972)	814
OPERATING RESULT	50,265	49,753	11,612	5,244	14,987	14,470	9,591	6,888	4,947	4,311	1,776	42	93,178	80,708
variance %	1.0		121.4		3.6		39.2		14.8		4,167.8		15.5
% of net sales	26.3	27.3	12.4	7.6	10.5	11.1	10.4	11.2	17.6	15.2			17.1	16.9
EBITDA	61,229	60,981	15,085	8,015	22,123	22,221	14,900	10,363	6,243	5,493	5,992	3,396	125,573	110,469
variance %	0.4		88.2		(0.4)		43.8		13.7		76.5		13.7
% of net sales	32.0	33.4	16.1	11.6	15.6	17.0	16.1	16.9	22.2	19.4			23.0	23.2

AS OF SEPTEMBER VOLUMES (HL)	Beer Chile		Beer Argentina*		Non- alcoholic**		Wine***		Spirits		Other/eliminations		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
TOTAL SEGMENT	3,476,045	3,554,139	2,661,131	2,398,648	4,206,057	4,113,078	811,072	676,472	143,971	155,737			11,298,276	10,898,074
variance %	(2.2)		10.9		2.3		19.9		(7.6)				3.7
					SOFT DRINKS		CHILE DOMESTIC
					2,797,727	2,769,700	387,768	377,965
variance %					1.0		2.6
					NECTAR		CHILE EXPORTS
					567,147	509,551	367,979	262,857
variance %					11.3		40.0
					WATER		ARGENTINA
					841,183	833,827	55,325	35,649
variance %					0.9		55.2
* Excludes exports to Chile of 3,049 Hl y 11,447 Hl in 2009 and 2008 respectively
** Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)

AS OF SEPTEMBER AVE. PRICES (Ch$/Hl)	Beer Chile		Beer Argentina		Non- alcoholic		Wine		Spirits		Other/eliminations		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
SEGMENT AVE. PRICE	53,834	49,678	33,475	26,172	33,103	31,173	107,854	86,530	190,521	177,890			47,170	41,853
variance %	8.4		27.9		6.2		24.6		7.1				12.7
					SOFT DRINKS
					32,309	30,777
variance %					5.0
					NECTAR
					44,244	42,916
variance %					3
					WATER
					28,232	26,587
variance %					6.2

Exhibit 5: Balance Sheet

	September 30	December 31	September 30	December 31%
	2009	2008	2009	2008	Change
ASSETS	Ch$ millions	Ch$ millions	US$ millions(1)	US$ millions(1)
Cash and cash equivalents	158,476	55,300	288	100	186.6%
Other current assets	254,848	305,751	463	556	-16.6%
Total current assets	413,324	361,051	751	656	14.5%

PP&E (net)	493,276	493,118	896	896	0.0%
Other non current assets	218,294	227,928	397	414	-4.2%
Total non current assets	711,570	721,046	1,293	1,310	-1.3%
Total assets	1,124,895	1,082,097	2,044	1,966	4.0%

LIABILITIES
Loans	65,457	86,244	119	157	-24.1%
Other liabilities	188,455	208,084	342	378	-9.4%
Total current liabilities	253,913	294,328	461	535	-13.7%

Loans	222,983	159,793	405	290	39.5%
Other liabilities	77,457	75,839	141	138	2.1%
Total non current liabilities	300,440	235,632	546	428	27.5%
Total Liabilities	554,352	529,960	1,007	963	4.6%

EQUITY
Paid-in capital	231,020	231,020	420	420	0.0%
Other reserves	(81,913)	(49,560)	(149)	(90)	0.0%
Retained earnings	306,105	266,545	556	484	14.8%

Net equity attributable to parent company shareholders	455,212	448,005	827	814	1.6%
Minority interest	115,330	104,133	210	189	10.8%
Total equity	570,543	552,137	1,037	1,003	3.3%
Total equity and liabilities	1,124,895	1,082,097	2,044	1,966	4.0%

OTHER FINANCIAL INFORMATION

Total financial debt	288,440	246,037	524	447	17.2%

Net debt (2)	129,964	190,737	236	347	-31.9%

Liquidity ratio	1.63	1.23
Debt / Capitalization	0.34	0.31

(1) Exchange rate: US$1.00 = Ch$550,36
(2) Total financial debt minus cash & cash equivalents

ANNEX 1

Income Statement Reconciliation between Chilean GAAP and IFRS

Disclaimer:

In order to provide readers of this press release a basic overview of the main differences between IFRS and Chilean GAAP as applied to CCU, we have included a description of how the main accounting differences between the two standards affects CCU’s Income Statement. The information in this annex is intended to give readers the opportunity to familiarize themselves with the effects of the changes under IFRS and is for reference only. A description of the effects of the transition to IFRS on the income statement, balance sheet and cash flow statements was filed today with the Superintendencia de Valores y Seguros (“SVS,” www.svs.cl), as part of our third quarter financial statements.

We have included a reconciliation of the September 2008 Income Statement. This reconciliation is for reference only and should only be read in conjunction with our IFRS financial statements as filed with the SVS.

We caution readers that to the extent there is an inconsistency or ambiguity between any disclosure in this annex and our IFRS financial statements as filed with the SVS, the financial statements as filed with the SVS shall control.

Reconciliation:

The main effects of migrating from Chilean GAAP to IFRS for the nine month ended September last year are:

1. Reclassifications and presentation changes
2. Accounting criterion changes

To facilitate our explanation of the differences between IFRS and Chilean GAAP, we have included a reconciliation of the September 2008 Income Statement in part 3 of this annex.

1. RECLASSIFICATION AND PRESENTATION CHANGES

The Income Statement changes as follows:

(a) Revenues will be shown net of slotting fees (rappel), which formerly were part of SG&A (Selling, General and Administrative expenses), current MSD&A (Marketing/Selling, Distribution and Administrative expenses).

(b) Non operational income and non operational expenses under Chilean GAPP will no longer exist under IFRS, and will be presented as part of the Operating result.

(c) SG&A will be separated into Marketing costs (which includes selling costs), Distribution costs and Administration expenses (MSD&A).

(d) The variation of the UF (“Unidad de Fomento”) value applied on UF adjustable balances7 will be presented in the “Result of indexed units” account. Under Chilean GAAP these effects were presented –among others concepts that no longer exist – under Monetary Correction.

(e) The Net profit will be split in two, and shown as attributable to:

i. Parent Company Shareholders
ii. Minority Interest

______________________________
7 Mainly long term borrowings

Therefore, the IFRS account “Net profit attributable to parent company shareholders” is equivalent to “Net income” under Chilean GAAP.

2. ACCOUNTING CRITERION CHANGES

A. DEPRECIATION

Together with the first application of IFRS, CCU went through a revision of the fair value of their properties and the life term and residual values of the fixed assets and its components, which resulted in value increases and reductions of certain PP&E (Property, Plant and Equipment). The net effect in the Balance sheet is an increase in the outstanding of non depreciating assets partially offset by a reduction in the other assets. As a consequence, in the Income Statement there is a reduction in PP&E depreciation. Likewise, depreciation does not accrue monetary corrections any more.

B. DEFERRED TAXES

The variation in temporary differences between Chilean GAAP and IFRS standards produced a credit on deferred taxes in the Income Statement. This is mainly produced because PP&E, under Chilean GAAP, had to be adjusted by monetary correction for both Chilean GAAP Financial Statement and for tax books, without producing any temporary difference for this concept. Under IFRS, PP&E is no longer adjusted by inflation, but tax books still accrue monetary correction, thus generating temporary differences.

C. FUNCTIONAL CURRENCY

The functional currency adopted for the subsidiaries in Argentina is now the Argentine peso, instead of the U.S. dollar as it used to be under Chilean GAAP.

The effect of this new criterion is lower depreciation in the Argentinean subsidiaries. This is because under Chilean GAAP certain assets and liabilities (mainly fixed assets and equity) were valued at historic dollars and now are valued at historic Argentinean pesos. Due to the devaluation of the Argentine peso, the value of the assets was reduced, and therefore the depreciation decreased.

In addition, the consolidation of the Argentine subsidiaries into the parent Company is done by converting the Argentinean pesos balances (at the closing exchange rate) into Chilean pesos. The result of the change in the currency parity applied to the accumulated profit is booked at the equity level. Under Chilean GAAP, when the functional currency was the U.S. dollar, the effect of foreign exchange variations between the Chilean pesos and the US dollar, on the accumulated profit, had to be booked in the Income Statement, therefore affecting Net income.

D. GOODWILL

Goodwill will no longer be amortized but will be subject to a yearly impairment test. Negative goodwill is recorded as profit once generated.

E. FINANCING EXPENSES

Financing expenses related with the purchase of a particular asset are to be capitalized.

In addition, expenses incurred and/or discounts obtained in the procurement of financing are included in the corresponding liability and the financing expense is a result of the “all-in” interest rate.

F. MONETARY CORRECTION

Monetary correction will no longer apply. Therefore, accrued monetary correction under Chilean GAAP is reverted to convert the figures into IFRS.

G. MARKETING EXPENES

Under Chilean GAAP some marketing and advertising expenses were capitalized, but under IFRS, they have to be expensed at once. Examples of these expenses are the costs of producing a TV ad and merchandising assets. The costs of production were formerly capitalized and then amortized accordingly to the ad’s broadcasting schedule. Merchandising assets were also capitalized and then expensed when used. Under IFRS, production costs are expensed at the moment of the ad’s first broadcast, and merchandising assets at the moment of acquisition.

H. OTHER

The most important items are:

(1) Trademarks of unlimited life term will no longer be amortized but they will be subject to a yearly impairment test.

(2) Years of service severance benefits: Under IFRS these are determined by actuarial calculations, while under Chilean GAAP they were determined by present value calculations.

3. CCU AS OF SEPTEMBER 2008 INCOME STATEMENT RECONCILIATION

A. Main effects

(MCh$; for visual simplicity Net Income is in a different scale than changes)

B. Current Year’s Income Statement by caption

In order to better explain the Income Statement reconciliation between Chilean GAAP and IFRS, the following two charts present a two step conciliation. The first step is a reconciliation of Chilean GAAP and IFRS, but both statements under Chilean GAAP format. The second step is a format reconciliation of the IFRS figures from the Chilean GAAP format into the IFRS format.

First Step (Chilean GAAP and IFRS, under Chilean GAAP format)

								Other	IFRS PER
CHILEAN GAAP		Monetary	Functional	Slotting Fees	Depreciation	Marketing	Deffered	IFRS	CHILE GAAP
		Correction	Currency	Reclasification			Taxes	Adjustments	FORMAT

NET SALES	517,928	(17,068)	(10,567)	(13,292)	-	-	-	0	477,001
COST OF GOODS SOLD	(246,725)	8,154	6,952	-	3,687	-	-	(88)	(228,020)

GROSS MARGIN	271,202	(8,914)	(3,615)	(13,292)	3,687	-	-	(88)	248,980

SALES&ADMINISTRATIVE EXPENSES	(192,696)	5,656	4,742	13,292	2,916	(3,186)	-	188	(169,087)

OPERATIONAL RESULT	78,506	(3,257)	1,127	-	6,603	(3,186)	-	100	79,893

NON OPERATIONAL RESULT	(12,168)	(6,126)	775	-	42	202	46	6,091	(11,139)

FINANCIAL INCOME	527	2,656	(43)	-	-	-	-	43	3,183
RELATED PARTIES RESULT	(116)	(0)	-	-	-	-	-	748	632
OTHER NON-OPERATIONAL INCOME	1,608	(65)	(9)	-	-	-	-	196	1,730
GOODWILL AMORTIZATION	(2,453)	(0)	548	-	-	-	-	1,905	-
FINANCIAL EXPENSES	(8,049)	210	154	-	-	-	-	1,953	(5,732)
OTHER NON-OPERATIONAL EXPENSES	(1,942)	93	(27)	-	-	-	-	960	(916)
MONETARY CORRECTION	(1,483)	(9,061)	278	-	-	-	-	(1,684)	(11,950)
EXCHANGE RATE DIFFERENCES	(260)	(1)	290	-	-	-	-	771	800
OTHER GAINS (LOSSES)	-	42	(417)	-	42	202	46	1,199	1,114

NET INCOME BEFORE TAXES	66,338	(9,384)	1,901	-	6,645	(2,984)	46	6,191	68,754

INCOME TAX	(5,684)	33	189	-	-	-	3,592	0	(1,871)
MINORITY INTEREST	(2,681)	(0)	-	-	-	-	-	(1,342)	(4,023)
NEGATIVE GOODWILL	53	0	-	-	-	-	-	(53)	-

NET INCOME	58,025	(9,351)	2,090	-	6,645	(2,984)	3,638	4,797	62,861

DEPRECIATION +AMORTIZATION	39,023	-	(2,090)	-	(6,644)	-	-	(527)	29,762
EBITDA	117,529								109,655

Second Step (format reconciliation)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: November 26, 2009